SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|  Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|     No |X|

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: February 7, 2006	By:	/s/ Nancy C. Gardner

16 January 2006.	Reuters Appoints Group HR Director

London – Reuters (LSE: RTR; NASDAQ: RTRSY) today appointed Stephen Dando to lead Human Resources worldwide. He joins Reuters from the BBC, where he was instrumental in transformational change. He will take up his new position in the Spring.

Stephen Dando joined the BBC as Director of Human Resources and Internal Communications in 2001 and became Director, BBC People in 2004 to reflect the new name of the division. He is a member of the BBC’s Executive Board and Director of the BBC Pension Trust. Stephen Dando led the transformation of the BBC’s human resources function and implemented the BBC’s largest ever leadership training programme, which won a World of Learning award in 2004. His career has focused on change management and people development within large organisations, including Guinness Ltd, UDV Europe and Diageo.

Tom Glocer, Reuters Chief Executive Officer, said: "I am very pleased that Reuters has been able to attract Stephen Dando. His success in a series of senior roles equips him well to lead Human Resources at Reuters as we continue to transform the Reuters culture in a new era of growth."

Ends

Contacts

Yvonne Diaz

Tel: +44 (0) 20 7542 2615

Mobile: +44 (0) 7990 560 615

yvonne.diaz@reuters.com

Note to Editors

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of Moneyline Telerate in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In the 2004 Reuters Group revenues, including those of Instinet Group, were £2.9 billion. From July 2005, Instinet Group is being treated as a discontinued operation in the profit and loss account.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

London – Reuters (LSE:RTR.L, NASDAQ: RTRSY.O) today announced that Ian Strachan, non-executive director at Reuters, has been appointed to its Nominations Committee with immediate effect. The Nominations Committee is a sub-committee of the main Reuters Board and is responsible for making recommendations to the Board about future appointments of directors, the Chairman and Chief Executive Officer. Ian Strachan replaces Charles Sinclair who stepped down from the Reuters Board on 6th December, 2005.

Ends

Contacts

Johnny Weir

Tel: + 44 207 542 5211

Mobile: + 44 7990 565211

johnny.weir@reuters.com

Notes to Editors

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of Moneyline Telerate (MLT) in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In the 2004 Reuters Group revenues, including those of Instinet Group, were £2.9 billion. From July 2005, Instinet Group is being treated as a discontinued operation in the profit and loss account.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

RNS Number:3925W

Reuters Group PLC

3 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 432.75 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 57,900,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,383,132,391.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:4741W

Reuters Group PLC

4 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 435.35 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 58,400,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,382,647,156.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:5368W

Reuters Group PLC

5 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 437.45 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 58,900,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,382,163,323.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:6044W

Reuters Group PLC

6 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 438.9 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 59,400,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,381,683,411.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:6744W

Reuters Group PLC

9 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 438.55 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 59,900,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,381,263,954.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:7397W

Reuters Group PLC

10 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 434.05 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 60,400,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,380,826,192.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:8058W

Reuters Group PLC

11 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 436.35 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 60,900,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,380,357,675.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:8792W

Reuters Group PLC

12 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 439.247 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 61,400,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,379,857,675.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:94353W

Reuters Group PLC

13 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup

Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 438.38 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase,

Reuters Group PLC holds 61,900,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as

Treasury shares) is 1,379,503,625.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:0110X

Reuters Group PLC

16 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 430.8 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 62,400,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,379,036,064.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:0687X

Reuters Group PLC

17 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 423.05 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 62,900,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,378,550,483.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:2026X

Reuters Group PLC

19 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 423.4 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 63,900,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,377,607,477.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:2650X

Reuters Group PLC

20 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 422.0 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 64,400,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,377,126,143.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:3258X

Reuters Group PLC

23 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 415.23 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 64,900,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,376,632,662.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:3977X

Reuters Group PLC

24 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 421.2 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 65,400,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,376,132,662.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:4574X

Reuters Group PLC

25 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 425.73 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 65,900,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,375,647,437.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:5226X

Reuters Group PLC

26 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 437.91 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 66,400,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,375,150,292.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:6549X

Reuters Group PLC

30 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 438.3 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 67,400,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,374,199,054.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057

RNS Number:7271X

Reuters Group PLC

31 January 2006

Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 437.12 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 67,900,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,373,707,606.

Contact: Miriam McKay	Reuters Investor Relations	+44 20 7542 7057